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                            October 7, 2022

       Fidji Simo
       Chief Executive Officer
       Maplebear Inc.
       50 Beale Street, Suite 600
       San Francisco, CA 94105

                                                        Re: Maplebear Inc.
                                                            Amendment No. 3 to
Draft Registration Statement on Form S-1
                                                            Submitted September
26, 2022
                                                            CIK No. 0001579091

       Dear Fidji Simo:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 3 to Draft Registration Statement on Form S-1

       Use of Proceeds, page 84

   1. We note your amended disclosure in response to comment 2. Currently, you state that you intend to satisfy "all
or a portion of the anticipated tax withholding and remittance obligations related to
the settlement of certain outstanding RSUs..." Please amend your disclosure to indicate
whether you intend to use the proceeds to satisfy all of those obligations. If you
intend to use the proceeds to cover only a portion of the obligations, disclose the
approximate amount of net proceeds that will be used for that purpose.
 Fidji Simo
FirstName
Maplebear LastNameFidji Simo
            Inc.
Comapany
October     NameMaplebear Inc.
         7, 2022
October
Page  2 7, 2022 Page 2
FirstName LastName
Business, page 161

2. We note the testimonials beginning on page 172. Please confirm that you have received consents to the inclusion of the quotes included in this section. In addition, please disclose whether any of these individuals were compensated for their testimonials.
       You may contact Suying Li at 202-551-3335 or Theresa Brillant at 202-551-3307 if you
have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:      Jon Avina